SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                            SCHEDULE 13G
                           (Rule 13d-102)

        INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (Amendment No. [_______])*


                     Kapson Senior Quarters Corp.
                          (Name of issuer)

               Common Stock, par value $0.01 per share
                   (Title of Class of Securities)

                              485624100
                           (CUSIP number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                              13G
CUSIP No. 485624100


1    NAME OF REPORTING PERSON; S.S. or I.R.S. IDENTIFICATION NO.

     Glenn Kaplan


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                       (b) [ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


               5    SOLE VOTING POWER                0
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER      4,150,000
OWNED BY
EACH
REPORTING      7    SOLE DISPOSITIVE POWER           0
PERSON
WITH
               8    SHARED DISPOSITIVE POWER 3,849,999


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,150,000


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                 [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     53.9%


12   TYPE OF REPORTING PERSON
     IN








                              13G
CUSIP No. 485624100


1    NAME OF REPORTING PERSON; S.S. or I.R.S. IDENTIFICATION NO.

     Wayne L. Kaplan




2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                       (b) [ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


               5    SOLE VOTING POWER                0
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER      4,150,000
OWNED BY
EACH
REPORTING      7    SOLE DISPOSITIVE POWER           0
PERSON
WITH
               8    SHARED DISPOSITIVE POWER 3,849,999


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,150,000


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                 [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     53.9%


12   TYPE OF REPORTING PERSON
     IN






                              13G
CUSIP No. 485624100


1    NAME OF REPORTING PERSON; S.S. or I.R.S. IDENTIFICATION NO.

     Evan A. Kaplan



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                       (b) [ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


               5    SOLE VOTING POWER                   0
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER         4,150,000
OWNED BY
EACH
REPORTING      7    SOLE DISPOSITIVE POWER              0
PERSON
WITH
               8    SHARED DISPOSITIVE POWER    3,849,999


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,150,000


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                 [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     53.9%


12   TYPE OF REPORTING PERSON
     IN







                              13G
CUSIP No. 485624100


1    NAME OF REPORTING PERSON; S.S. or I.R.S. IDENTIFICATION NO.

     Herbert Kaplan



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                       (b) [ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


               5    SOLE VOTING POWER                0
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER      4,150,000
OWNED BY
EACH
REPORTING      7    SOLE DISPOSITIVE POWER     300,001
PERSON
WITH
               8    SHARED DISPOSITIVE POWER         0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,150,000


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                 [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     53.9%


12   TYPE OF REPORTING PERSON
     IN







Item 1.   Name of Issuer

     (a)  Kapson Senior Quarters Corp.

          Address of Issuer's Principal Executive Offices:

     (b)  242 Crossways Park West
          Woodbury, NY  11797

Item 2.   Name of Person Filing:

     (a)  Glenn Kaplan
          Wayne L. Kaplan
          Evan A. Kaplan
          Herbert Kaplan

          Address of Principal Business Office or, if none,
          Residence:

     (b)  242 Crossways Park West
          Woodbury, NY  11797

          Citizenship

     (c)  United States

          Title of Class of Securities

     (d)  Common Stock, par value $.01 per share

          CUSIP Number

     (e)  485624100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not Applicable

Item 4.   Ownership

     (a) 4,150,000 shares of Common Stock, par value $.01 per share

     (b)  53.5%

     (c)  (i)          0
          (ii) 4,150,000
          (iii)  300,001
          (iv) 3,849,999




Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group

          Not Applicable.

Item 9.   Notice of Dissolution of the Group

          Not Applicable.

Item 10.  Certification

          Not Applicable.




























                    SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person or entity whose signature appears below constitutes and appoints Glenn Kaplan, Wayne L. Kaplan, and Evan A. Kaplan, and each of them, its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on Schedule 13G and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 1997           /s/ Glenn Kaplan
                                   Glenn Kaplan


Date:  February 11, 1997           /s/ Wayne L. Kaplan
                                   Wayne L. Kaplan


Date:  February 11, 1997           /s/ Evan A. Kaplan
                                   Evan A. Kaplan


Date:  February 11, 1997           /s/ Herbert Kaplan
                                   Herbert Kaplan













                                                       EXHIBIT 1


                         JOINT FILING AGREEMENT


     Each of the undersigned hereby agrees that the Schedule 13G with respect to the common stock, par value $.01 per share, of Kapson Senior Quarters Corp. (to which this Agreement is attached as Exhibit 1), and all subsequent amendments, may be filed on behalf of each such person.



Date:  February 11, 1997           /s/ Glenn Kaplan
                                   Glenn Kaplan


Date:  February 11, 1997           /s/ Wayne L. Kaplan
                                   Wayne L. Kaplan


Date:  February 11, 1997           /s/ Evan A. Kaplan
                                   Evan A. Kaplan


Date:  February 11, 1997           /s/ Herbert Kaplan
                                   Herbert Kaplan


























                                             Exhibit 2


     To be included in statements filed pursuant to rule 13(d)-1(c)


Pursuant to the instruction in Item 8 of Schedule 13G:

     Glenn Kaplan, Wayne L. Kaplan, and Evan A. Kaplan each individually are the owners of 1,283,333 shares of common stock, par value $.01 per share, of Kapson Senior Quarters Corp. (the "Company"). Glenn Kaplan, Wayne L. Kaplan, and Evan A. Kaplan are parties to a shareholders' agreement pursuant to which each of the parties to the agreement may be deemed to share voting power and dispositive power over all of the shares of common stock of the Company owned by the other parties to the agreement.

     Herbert Kaplan individually is the owner of 300,001 shares of common stock of the Company. Each of Glenn Kaplan, Wayne L.
Kaplan, and Evan A. Kaplan may be deemed to share voting power over all of the shares of common stock of the Company held by Herbert
Kaplan.